NEWS RELEASE
RITCHIE BROS. AUCTIONEERS REPORTS STRONG EARNINGS AND
RECORD AUCTION RESULTS IN THE FIRST QUARTER
FOR IMMEDIATE RELEASE: May 5, 2009
VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA) announces net earnings of $19.9 million, or $0.19 per diluted share, and adjusted net earnings of $19.2 million, or $0.18 per diluted share, for the first quarter of 2009. This compares to adjusted net earnings of $15.3 million, or $0.14 per diluted share, for the first quarter of 2008. Adjusted net earnings is a non-GAAP financial measure and is defined below. Financial statement net earnings for the first quarter of 2008 were $16.4 million, or $0.16 per diluted share. The Company conducted 32 industrial auctions in nine countries throughout North America, Europe, the Middle East and Australia during the first quarter of 2009, and set three regional gross auction proceeds records. The Company also opened two replacement auction facilities in the first quarter of 2009 as it continued its global auction site expansion program. All dollar amounts in this release are presented in United States dollars.
Gross auction proceeds for the three months ended March 31, 2009 were $798 million, 2% higher than the first quarter of 2008 and the highest first quarter gross auction proceeds in Company history. Auction revenues were $83.7 million for the quarter ended March 31, 2009, a 3% increase compared to the first quarter of 2008. Gross auction proceeds and auction revenues in local currency, being mainly the Canadian dollar, Euro and Australian dollar, increased 8% and 10%, respectively, compared to the first quarter of 2008. The Company’s auction revenue rate (auction revenues as a percentage of gross auction proceeds) was 10.48% in the first quarter of 2009, compared to 10.41% in the first quarter of 2008. Adjusted net earnings for the quarter ended March 31, 2009 increased 26% over the comparable period in 2008 as a result of higher gross auction proceeds and a stronger auction revenue rate, combined with lower operating costs.
The Company had almost 74,000 bidder registrations at its unreserved industrial auctions in the first quarter of 2009, of which approximately 21,000 were successful buyers. In the first quarter of 2008, the Company had approximately 60,000 bidder registrations, of which over 16,000 were buyers.
Ritchie Bros. worked with a large number of truck, equipment and other asset sellers in the first quarter of 2009, selling almost 61,000 lots on behalf of close to 7,000 consignors. In the first quarter of 2008, Ritchie Bros. sold close to 49,000 lots for over 7,000 consignors.
The Company’s auctions varied in size over the 12 months ended March 31, 2009, but the average Ritchie Bros. industrial auction attracted over 1,500 bidders who competed for almost 1,400 lots consigned by 187 consignors. The average gross auction proceeds per industrial auction for the 12 months ended March 31, 2009 was approximately $17.8 million (12 months ended March 31, 2008 — $17.2 million).
Ritchie Bros. sold more than $166 million of trucks, equipment, and other assets to online bidders during the first quarter of 2009, representing a 19% increase compared to the first quarter of 2008. More than 105,000 customers from over 180 countries have now registered and received approval to bid online at Ritchie Bros. auctions. Internet bidders represented approximately 30% of the total registered bidders at Ritchie Bros. industrial auctions for the three months ended March 31, 2009, and they were the buyer or runner up bidder on 33% of the lots offered online at these auctions. Since launching its real-time online bidding service in 2002, the Company has now sold over $2.6 billion worth of trucks, equipment, and other assets to online bidders.
“Our record performance in the first quarter of 2009 confirms two things: Ritchie Bros. is well positioned to weather the global economic downturn, and the value of our unreserved auctions for equipment buyers and sellers is now more compelling than ever.” said Peter Blake, Ritchie Bros. CEO. “We’ve seen record bidder turnout at our auctions around the world this year as more people turn to our auctions to meet their equipment needs. We’ve also helped thousands of companies reach a global buying audience and achieve almost instant liquidity and solid returns by selling their surplus assets at our unreserved auctions.”
Mr. Blake continued: “We achieved an above-trend performance on our at-risk business and started seeing improved operating leverage in the first quarter, though it is too soon to comment on our annual operating leverage. And while we are proud of our success in the first quarter of 2009, we recognize that these are unprecedented times for many of our customers who are facing real challenges and lots of uncertainty in the marketplace. As a result, it continues to be demanding to forecast the impact of the current economic crisis on our customers’ equipment buying and selling decisions. We remain focused on executing our long-term strategy around people, places and processes, and so far, 2009 has been a busy year for us. Our sales force has increased by 6%, we opened two new permanent auction sites, we purchased land for new auction sites in Italy and Spain, and we launched new customer service initiatives, including uShip and an enhanced online bidding service. We continue to believe that our gross auction proceeds will grow in 2009 and our company is in an excellent position to achieve the goals we set out at the beginning of the year.”
The Company’s Board of Directors also announces the declaration of a quarterly cash dividend of $0.09 per common share payable on June 12, 2009 to shareholders of record on May 22, 2009.
The Company defines adjusted net earnings as financial statement net earnings excluding the after-tax effects of excess property sales and significant foreign exchange gains or losses resulting from financing activities that are not expected to recur, and has provided a reconciliation below. Adjusted net earnings is a non-GAAP financial measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that comparing adjusted net earnings as defined above for different financial periods provides more useful information about the growth or decline of its net earnings for the relevant financial period and identifies the impact of items which the Company does not consider to be part of its normal operating results.
Gross auction proceeds represent the total proceeds from all items sold at Ritchie Bros. auctions. The Company’s definition of gross auction proceeds may differ from those used by other participants in its industry. Gross auction proceeds is an important measure the Company uses in comparing and assessing its operating performance. It is not a measure of the Company’s financial performance, liquidity or revenue and is not presented in its consolidated financial statements. The Company believes that auction revenues, which is the most directly comparable measure in its Statements of Operations, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues earned by Ritchie Bros. in the course of conducting its auctions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.
About Ritchie Bros.
Established in 1958, Ritchie Bros. Auctioneers (NYSE and TSX: RBA) is the world’s largest industrial auctioneer, selling more equipment to on-site and online bidders than any other company in the world. The Company has over 110 locations in more than 25 countries, including 38 auction sites worldwide. Ritchie Bros. sells, through unreserved public auctions, a broad range of used and unused industrial assets, including equipment, trucks and other assets utilized in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries. The Company maintains a web site at www.rbauction.com and sponsors an equipment wiki at www.RitchieWiki.com.
Earnings Conference Call
Ritchie Bros. is hosting a conference call to discuss its 2009 first quarter financial results at 8:00am Pacific Time (11:00am Eastern Time) on May 5, 2009. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘Investor Information’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.

Forward-looking Statements
The discussion in this press release relating to future events or operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; future growth opportunities and strategy; growth and demand for our services during challenging economic times, sales force increases; operating leverage; and auction site network expansion. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the success of the Company’s online bidding initiatives; economic and other conditions in local, regional and global markets; ongoing access to capital; our ability to attract and retain key employees, develop additional auction sites and successfully execute our strategic initiatives; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2008, available on the SEC, SEDAR and Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

	Three months	Three months
Consolidated Statements of Operations	ended March 31,	ended March 31,
(Amounts in table and related footnotes are in USD	2009	2008
thousands, except share and per share amounts)	(unaudited)	(unaudited)

Gross auction proceeds	$798,291	$781,969

Auction revenues	$83,675	$81,394
Direct expenses	8,853	10,115

	74,822	71,279
Expenses
Depreciation and amortization	6,989	5,604
General and administrative (1)	39,818	42,149

Earnings from operations	28,015	23,526

Other income (expense)
Interest expense	(162)	(370)
Interest income	619	1,285
Foreign exchange gain (1) (2)	697	558
Gain (loss) on disposition of capital assets	(45)	93
Other income	298	243

Earnings before income taxes	29,422	25,335

Income taxes	9,543	8,928

Net earnings (2)	$19,879	$16,407

Net earnings per share	$0.19	$0.16
Net earnings per share — diluted	$0.19	$0.16

Weighted average shares outstanding	104,895,776	104,555,118
Diluted weighted average shares outstanding	105,679,617	105,752,985

Net earnings in accordance with Canadian GAAP	$19,879	$16,407
Less: after-tax foreign exchange impact of financing transactions (2)	(664)	(1,117)

Adjusted net earnings	$19,215	$15,290

Adjusted net earnings per share	$0.18	$0.15
Adjusted net earnings per share — diluted	$0.18	$0.14

(1)	Figures have been reclassified to conform with presentation adopted at December 31, 2008.

(2)	Net earnings for the first quarter of 2009 included a foreign exchange gain of $759 ($664 after tax, or $0.01 per diluted share) on U.S. dollar denominated bank debt held by a subsidiary that has the Canadian dollar as its functional currency. The equivalent amount in the first quarter of 2008 was a foreign exchange loss of $986 ($843 after tax, or $0.01 per diluted share). The bank debt was assigned in January 2009 to a U.S. dollar denominated subsidiary to eliminate this foreign exchange exposure. In addition, the foreign exchange gain recorded in the first quarter of 2008 included the reclassification to net earnings of foreign currency translation gains of $2,089 ($1,960 after tax, or $0.02 per diluted share). These gains were previously recorded in the cumulative translation adjustment account and were reclassified in the first quarter of 2008 as a result of the settlement of a number of foreign currency denominated intercompany loans that had been considered long-term in nature. No long-term intercompany loans were settled in the first quarter of 2009. The Company has highlighted these amounts because it does not expect such foreign exchange gains or losses relating to financial transactions to recur in future periods.

	March 31, 2009
Selected Balance Sheet Data (USD thousands)	(unaudited)	December 31, 2008
Current assets	$371,294	$193,940
Current liabilities	336,694	146,831

Working capital	$34,600	$47,109

Total assets	893,888	689,488
Long-term debt	81,135	67,411
Total shareholders’ equity	465,259	465,162

	Three months	Three months
	ended March 31,	ended March 31,
Selected Operating Data (unaudited)	2009	2008
Auction revenues as percentage of gross auction proceeds	10.48%	10.41%
Number of consignments at industrial auctions	6,876	7,144
Number of bidders at industrial auctions	73,995	59,397
Number of buyers at industrial auctions	20,818	16,307
Number of permanent auction sites	30	29
Number of regional auction units	8	9

For further information, please contact:
Jeremy Black
Vice President, Business Development
Corporate Secretary
Phone:	604 273 7564
Fax:	604 273 2405
Email:	ir@rbauction.com